450 Wireless Blvd.

Hauppauge, New York 11788

NORTHERN LIGHTS FUND TRUST

James Ash

Secretary

Direct Telephone: (631) 470-2619

Fax: (631) 813-2884

E-mail: jamesa@geminifund.com

August 24, 2012

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Laura Hatch, Senior Attorney

(202) 551-6957

RE:

Investment Partners Opportunity Fund, Toews Hedged Emerging Markets Fund, Toews Hedged Growth Allocation Fund, Toews Hedged High Yield Bond Fund, Toews Hedged International Developed Markets Fund, Toews Hedged Large Cap Fund, Toews Hedged Small & Mid Cap Fund,  CIFG Funds, PSI Market Neutral Fund, PSI Total Return Fund, PSI Strategic Growth Fund, PSI Tactical Growth Fund, Chadwick & D’Amato Fund,  Biondo Funds, Goalmine Fixed Income Fund, Altegris Managed Futures Strategy Fund, MutualHedge Frontier Legends Fund, Princeton Futures Strategy Fund, Arrow DWA Balanced Fund, Arrow DWA Tactical Fund, Arrow Alternative Solutions Fund, Arrow Managed Futures Trend Fund, Arrow Commodity Strategy Fund,  Bishop Volatility Flex Fund, Sierra Core Retirement Fund, Grant Park Managed Futures Strategy Fund, Northern Lights Fund Trust (the “Registrant”)

File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Kevin Wolf on Friday, June 29, 2012, with respect to the above-referenced Funds.  Your comments are set forth below, and each is followed by the Registrant’s response.

Investment Partners Opportunity Fund N-CSR dated  12/31/2010

Comment 1:

With respect to Management’s Discussion of Fund Performance (“MDFP”) it states the Fund held 40% of its assets in money funds at year-end.  Please explain as this does not appear to be the case based on the Portfolio of Investments.

Response:	The Fund was invested in FDIC insured interest bearing savings account as stated Footnote 2 of the financial statements.

Prospectus

Comment 1:	Pursuant to Item 21(b)1 of Form N-1A, please add disclosure of brokerage commissions from affiliated brokers.
Response:	In future SAI filings for Investment Partners Opportunities Fund, the Registrant will include brokerage commissions paid by the Fund to the affiliated broker for the three most recent fiscal years.

Toews Hedged Funds N-CSR dated 04/30/2011

Comment 1:

With respect  to the MDFP, insufficient discussion was provided to comply with the reporting requirements, under   ITEM 22 (b)(7)(i) of Form N-1A, namely: “Discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.”

Response:

In future N-CSR filings, the Adviser will be asked to discuss in greater detail the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Adviser in managing the Funds’ portfolios.

Comment 2:	What is the policy with respect to Rule 35d-1 for both Hedged International Developed Markets Fund and Hedged Emerging Markets Fund?
Response:

The Registrant does not believe that the name "Hedged Emerging Markets" falls under Rule 35d-1.  The name does not suggest investment in certain investments or industries, or in certain countries or geographic regions.  “Emerging Markets” must be read in conjunction with “Hedged” in order to describe the investment strategy of the Fund.  To the extent the Fund is not hedged, it will invest primarily in emerging markets.  However, due to the nature of emerging markets and the lack of readily available hedging products, the most effective means of hedging the portfolio may be to simply reduce the Fund’s exposure by selling some or all of the portfolio.   In these cases, the Fund’s investment will be below 80% for extended periods of time (beyond what would be considered a temporary defensive position).  It is the belief of the Registrant that the name is not in any way deceptive or misleading.

Comment 3:	Why do both Hedged Large Cap Fund and Small & Mid Cap Fund have over 80% of their respective net assets invested in money market funds at period-end?
Response:	Both Funds were in a temporary defensive position as of the reporting period date.

CIFG Funds Website

Comment 1:	The Fund’s website has not have the most recent Annual Report posted.
Response:	The Fund has since liquidated.

PSI N-CSR dated 6/30/2011

Comment 1:

With respect  to the MDFP, insufficient discussion was provided to comply with the reporting requirements, under   ITEM 22 (b)(7)(i) of Form N-1A, namely: “Discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.” The MDFP only addresses the most recent 6 months.

Response:	In future N-CSR filings, the Adviser will be asked to discuss the entire period covered by the shareholder report MDFPs.

Chadwick and D’Amato N-Q dated 1/31/2012 and N-CSR dated 4/30/2011

Comment 1:	The Form N-Q does not include the cost of investments and unrealized appreciation/depreciation on a tax basis.
Response:

The cost of investments and unrealized appreciation/depreciation on a tax basis were substantially the same as financial reporting purposes.  Future filings will be sure to disclose such figures on a tax basis.

Comment 2:	The MDFP mentions short gold, silver and yen. Please explain.
Response:

The short positions that were held at the time in gold, silver and the yen were indirect investments via exchange-traded funds (“ETF”), not direct ownership of the actual commodities.  The Fund owned the following ETF’s as of the 4/30/2011 annual report:

ProShares UltraShort Gold 2x, symbol: GLL

ProShares UltraShort Silver 2x, symbol: ZSL

ProShares UltraShort Yen 2x, symbol: YCS

Biondo Funds N-CSR dated 1/31/12

Comment 1:

With respect  to the MDFP, insufficient discussion was provided to comply with the reporting requirements, under   ITEM 22 (b)(7)(i) of Form N-1A, namely: “Discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.”

Response:

In future N-CSR filings, the Adviser will be asked to discuss in greater detail the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Adviser in managing the Funds’ portfolios.

Comment 2	In the schedule of investments of the Biondo Focus Fund, the Fund was invested in 26.7% in Banks. Has the Fund invested in greater than 25% in any one industry.
Response:	The 25% industry test should be calculated based on gross assets. When performing the calculating in this manner, the percentage of the Fund’s investments in the Banking industry was 20.9%.

Goalmine Fixed Income Fund N-Q dated 10/31/2011

Comment 1:	In the schedule of investments the Fund was invested less than 80% of fixed income securities as defined in the Funds latest prospectus.
Response:	This Fund liquidated 6/29/2012. Per conversation with the SEC there was no further research required.

Altegris Managed Futures Strategy Fund N-CSR dated 6/30/2011

Comment 1:

In Note 4 of the Consolidated Notes to Financial Statements which references the CTA management fees it reads “the fee is accrued on a twice a week basis”. Does this have an effect on net assets and shouldn’t these fees be accrued daily?

Response:	The value of the CTA is determined by applying fair valuation procedures on a daily basis and include an estimate of management fees and expenses.

Mutual Hedge Frontier Legends Fund N-CSR dated 3/31/2012

Comment 1:	The Fund had an investment in a Deutsche Swap at the reporting period-end date. Is there an additional index definition and notional amount associated with this investment?
Response:

The Fund has a June 30, 2012 Form N-Q that will be filed at the end of August. The filing, and all future filings, will include additional language describing the Deutsche swap and include a notional amount.

Princeton Futures Strategy Fund N-CSR dated 3/31/2012

Comment 1:	The Funds website did not include the most recent Annual Report or Form N-Q.
Response:	The website has been updated with the most recent Annual report and Form N-Q. In the future, all shareholder reports will be updated in a timely manner.
Comment 2:	On the Funds Statement of Assets and Liabilities the unrealized appreciation and depreciation on foreign exchange contracts are not shown separately.
Response:	The Fund has a master netting agreement in place with the counterparty broker.
Comment 3:	In the Funds Consolidated Notes to Financial Statements Note 2 Security Valuation does not include disclosure language for 8-20-10-50-6A in reference to redemptions from the CTA holdings.
Response:	In future N-CSR filings, we will include disclosure on Security Valuation regarding 8-20-10-50-6A and the frequency of CTA redemptions.

Arrow DWA Balance and Tactical Fund N-CSR 7/31/2011

Comment 1:	In the Annual report, the Portfolio of Investments shows the Fund has securities on Loan. The Fund’s prospectus did not have disclosure with respect to securities lending.
Response:	The Funds Statement of Additional Information has disclosure for lending of Portfolio Securities.
Comment 2:	The Fund’s Statement of Assets and Liabilities should disclose the amount of collateral held for securities on Loan.
Response:	The Fund has provided footnote disclosure that includes the amount of collateral held by the Fund for securities on loan in the Note 4 of the Notes to Consolidated Financial Statements.
Comment 3:	The Fund’s derivative disclosure (FAS 161 table) for Arrow Alternative Solutions Fund does not reconcile to the Statement of Operations. Please provide a supporting schedule.
Response:	Please see attached reconciliation schedule for the derivatives.
Comment 4:	Other than Alternative Solutions, the Funds do not include the appropriate derivative disclosure (FAS 161 table). Please provide an explanation.
Response:

The derivative disclosure was not included for the Funds other than Alternative Solutions due to the immaterial amount of exposure to such investments during the reporting period.  Future shareholder reports will include such disclosure without consideration as to the materiality.

Bishop Volatility Flex Fund N-CSR 9/30/2011

Comment 1:	The Fund had 32% of its net assets invested in mutual funds. There should be risk disclosure in the prospectus and statement of additional information in the next annual update.
Response:	We will consult with outside counsel during the Fund’s next prospectus update process and include all necessary risk disclosure in both the prospectus and statement of additional information.

Sierra Core Retirement Fund N-CSR 9/30/2011

Comment 1:	Footnote 8 discloses payments made by affiliates. The Statement of Operations should include a separate line item for amounts paid by affiliates.
Response:	The affiliated payments to the Fund were determined to be immaterial. Future shareholder reports will include payments to affiliates as a separate line item in the Statement of Operations.

Grant Park Managed Futures Strategy Prospectus dated 2/28/2011

Comment 1:

In the Fund’s prospectus filing under the fee and expense table the Fund’s expense example amounts are incorrect. The calculation used the Total Annual Fund operating Expenses After Fee Waiver and/or Reimbursement for Year 3. Total Annual Fund Operating Expenses should have been used for year 3.

Response:	The Fund has filed its new prospectus dated June 1, 2012 with the correct expense example.

Grant Park Managed Futures Strategy N-CSR dated 1/31/2012

Comment 1:	In the Fund’s Consolidated Statement of Asset and Liabilities the foreign exchange contracts were not separately identified between appreciation and depreciation.
Response:	In future N-CSR filings which contain foreign exchange contracts this will be properly disclosed under the two separate line items.
Comment 2:	In the Fund’s Consolidated Statement of Operations there was a Provision for Doubtful Accounts which does not appear in the Consolidated Statement of Assets and Liabilities.
Response :	The Provision for Doubtful Accounts is included in the line item “Other Receivables”.
Comment 3:	In the chart under Consolidation of Subsidiaries of the Notes to Financials (GPMFS)* does not have a corresponding note.
Response :

For future N-CSR filings this will be removed. The footnote was originally intended for the commencement of operations date which was added to the paragraph above the table and the * was not removed from the table.

Comment 4:	In the Fund’s Notes to Financials the filing does not include a volume of derivatives disclosure.
Response:	Future shareholder reports will include a volume of derivative disclosure footnote.
Comment 5:	With respect to the Fund’s Financial Highlights, redemption fees were not included as a line item. Footnote #5 in the Notes to the Financials shows the Fund had redemption fees during the period.
Response:	Future shareholder reports will include a separate per share line item for redemption fees in the Financial Highlights.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2619 if you should require any further information.

Sincerely,

/s/ James Ash

Secretary

Northern Lights Fund Trust

Arrow Alternative Solutions Fund
FAS 161 Table Support in Response to Comment 3
Assets
Variation margin - due from broker	60,454

Liabilities
Unrealized depreciation on swap contracts	298,389
Due to broker - Variation margin	111,528

Total	(349,463)
FAS 161:
Asset Derivatives	398,866
Liability Derivatives	(748,329)
Total	(349,463)

Statement of Operations
Realized Gain/Loss
Futures contracts	(751,580)
Swap Contracts	200,756
Options written	(190,625)
Purchased options	(25,101)
Foreign currency transactions	(2,325)
(768,875)

Unrealized Appreciation/Depreciation
Investment transactions, unaffiliated companies (Purchased Options)	20,601
Futures contracts	143,292
Swap contracts	145,093
Foreign currency transactions	1,839
310,825